UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 9, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ☐             No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated February 9, 2012 entitled “NXP Semiconductors Reports Fourth Quarter and Full Year 2011 Results”.

Exhibits

1.	press release dated February 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 9th day of February 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors Reports Fourth Quarter and Full Year 2011 Results

	Q4 2011	Year 2011
Revenue	$931 million	$4,194 million

GAAP Gross margin	41.8%	45.4%
GAAP Operating margin	0.8%	8.5%
GAAP Earnings/(Loss) per share	($0.73)	$1.57

Non-GAAP Gross margin	45.4%	47.4%
Non-GAAP Operating margin	15.9%	19.3%
Non-GAAP Earnings per share	$0.24	$1.71

•	Trailing twelve month adjusted EBITDA $1,094 million

•	Net debt reduced $597 million year-on-year to $3,056 million

•	Ratio of net debt to trailing 12-month adjusted EBITDA at 2.8x

Eindhoven, The Netherlands, February 9, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and the full year 2011, ended December 31, 2011, and provided guidance for the first quarter 2012.

“Looking back over 2011, NXP successfully achieved several key initiatives laid out at the time of our IPO. First, we outpaced the growth of our comparable peer group as full year Product Revenue increased nearly 4 percent year-on-year. Secondly, we made good progress on our margin expansion goals, as our ongoing focus to lower manufacturing costs and align operating expenses enabled NXP to deliver nearly a 31 percent increase year-on-year in GAAP operating income. Lastly, we significantly improved our capital structure as net debt declined by $597 million or 16 percent versus 2010 and we de-risked our short-term maturity profile through refinancing actions related to our 2013 maturities,” said Richard Clemmer, NXP Chief Executive Officer, “Furthermore, despite the significant inventory correction during the second half of 2011, we continue to experience very strong customer adoption of our technology, a validation of our strategic direction, which we believe, will enable the continued transformation of NXP.

“During the fourth quarter NXP delivered revenue of $931 million, essentially in-line with the mid-point of our original guidance. We are cautiously optimistic that our customers and channel partners have made major progress in the process of aligning their on-hand inventory to end-market demand. While the broader macro-environment continues to be uncertain, we are encouraged by the somewhat improved order rates so far into the current quarter. Additionally, several NXP-specific design opportunities, across our entire product portfolio are coming into clearer focus, which should enable the company to outperform the market growth in 2012.” said Clemmer.

Fourth Quarter and Full Year 2011 GAAP Results ($ millions, except EPS)

	Q4 2010	Q3 2011	Q4 2011	Q - Q	Y - Y	2010	2011	Y - Y
Product Revenue	$938	$970	$857	-11.6%	-8.6%	$3,694	$3,831	3.7%
Mfg. & Other Revenue	$140	$90	$74	-17.8%	-47.1%	$708	$363	-48.7%

Total Revenue	$1,078	$1,060	$931	-12.2%	-13.6%	$4,402	$4,194	-4.7%
Gross Profit	$495	$488	$389	-20.3%	-21.4%	$1,823	$1,906	4.6%
Gross Margin	45.9%	46.0%	41.8%			41.4%	45.4%
Operating Income	$106	$109	$7	-93.6%	-93.4%	$273	$357	30.8%
Operating Margin	9.8%	10.3%	0.8%			6.2%	8.5%
Net Income / (Loss)	$(118)	$301	$(182)	NM	NM	$(456)	$390	NM
GAAP EPS	$(0.47)	$1.21	$(0.73)	NM	NM	$(1.99)	$1.57	NM

Product Revenue is the combination of revenue from the HPMS and Standard Products segments. The decline of Product Revenue during the fourth quarter of 2011 was primarily due to lower revenue through NXP’s distribution channel, in particular revenue associated with the sale of the company’s Standard Products, and to lesser degree the sale of ARM-based microcontroller and high-performance RF products. The continued decline in the Manufacturing Operations segment is due to the expiration of contractual obligations to provide manufacturing services for previously divested businesses. Included in the total revenue for the fourth quarter of 2010, and the full year 2010 were $12.3 million and $90.9 million respectively, related to the divested NuTune business.

During the fourth quarter of 2011, NXP undertook restructuring actions which included the future closure of its ICN4 and ICN6 wafer fabrication facilities in Nijmegen, the Netherlands, as well as actions to lower headcount, primarily at locations within Europe. Mainly, as a result of these actions, NXP recognized restructuring charges totaling $59 million during the fourth quarter 2011 which negatively impacted GAAP gross profit, GAAP operating expenses and GAAP loss per share. Due to the planned facilities closures and headcount reductions GAAP gross profit was negatively impacted by $23 million; GAAP operating expense was negatively impacted by $36 million; and GAAP loss per share was impacted by approximately $0.24 per share.

Fourth Quarter and Full Year 2011 non-GAAP Results ($ millions, except EPS)

	Q4 2010	Q3 2011	Q4 2011	Q - Q	Y - Y	2010	2011	Y - Y
Total Revenue	$1,078	$1,060	$931	-12.2%	-13.6%	$4,402	$4,194	-4.7%
Gross Profit	$508	$512	$423	-17.4%	-16.7%	$1,875	$1,988	6.0%
Gross Margin	47.1%	48.3%	45.4%			42.6%	47.4%
Operating Income	$208	$210	$148	-29.5%	-28.8%	$685	$810	18.2%
Operating Margin	19.3%	19.8%	15.9%			15.6%	19.3%
Net Income / (Loss)	$95	$126	$59	-53.2%	-37.9%	$298	$432	45.0%
Non - GAAP EPS	$0.37	$0.50	$0.24	-52.0%	-35.1%	$1.28	$1.71	33.6%

Supplemental Information ($ millions)

	Q4 2010	Q3 2011	Q4 2011	Q4 % Total	Q - Q	Y - Y	2010	2011	Y - Y
AUTO	$243	$223	$218	23%	-2.2%	-10.3%	$931	$930	-0.1%
IDEN	$161	$160	$155	17%	-3.1%	-3.7%	$589	$698	18.5%
WILI	$127	$159	$122	13%	-23.3%	-3.9%	$547	$567	3.7%
MCC	$186	$184	$164	18%	-10.9%	-11.8%	$779	$711	-8.7%

HPMS	$717	$726	$659	71%	-9.2%	-8.1%	$2,846	$2,906	2.1%
STDP	$221	$244	$198	21%	-18.9%	-10.4%	$848	$925	9.1%

Product Revenue	$938	$970	$857	92%	-11.6%	-8.6%	$3,694	$3,831	3.7%
MFG & OTHER	$140	$90	$74	8%	-17.8%	-47.1%	$708	$363	-48.7%

Total Revenue	$1,078	$1,060	$931	100%	-12.2%	-13.6%	$4,402	$4,194	-4.7%

Note:

AUTO is the HPMS Automotive business; IDEN is the HPMS Identification business; WILI is the HPMS Wireless Infrastructure, Lighting and Industrial business; MCC is the HPMS Mobile, Consumer and Computing business; HPMS is the High Performance Mixed Signal segment; STDP is the Standard Products segment; MFG & OTHER is the combination of Manufacturing Services and Other Corporate revenue.

Additional Information for the Fourth Quarter of 2011:

•	During the fourth quarter 2011, NXP completed two debt transactions:

•

A new $500 million Senior Secured Term Loan Facility due 2017. NXP redeemed $275.0 million of its U.S. dollar-denominated Senior Secured Floating Rate Notes due 2013 and €150.0 million of its Euro-denominated Senior Secured Floating Rate Notes due 2013. The new term loan has a six year maturity, with margin of LIBOR + 425bps, a LIBOR floor of 1.25% and was priced at 96% of par. The covenants of the term loan substantially correspond to those contained in NXP’s existing secured notes and credit facilities.

•

A two-step private exchange transaction, issuing an additional $615.5 million principal amount of U.S. dollar-denominated senior secured floating rate notes due 2016 (the “New FRNs”). The New FRNs were exchanged for $332.8 million principal amount of existing U.S. dollar-denominated floating rate notes due 2013 and €202.3 million principal amount of existing euro-denominated floating rate notes due 2013. The New FRNs bear interest at 3-month LIBOR + 550bps.

•

The total debt balance at the end of the fourth quarter 2011 was $3,799 million, a decline of $22 million from the $3,821 million in the prior quarter primarily due to the impact of currency fluctuations on NXPs euro-based debt.

•	Net cash interest paid in the fourth quarter of 2011 was $55 million.

•	Annualized cost savings for the Redesign Program were $39 million in the fourth quarter of 2011, bringing the cumulative total since the start of the program to $928 million.

•	Cash paid out for the Redesign Program was $7 million in the fourth quarter of 2011, bringing the cumulative total since the beginning of the program to $727 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2011 operating income of $21 million, EBITDA of $31 million and had an ending cash balance of $261 million.

•	Utilization in NXP wafer fabs averaged 71 percent in the fourth quarter 2011 compared to 97 percent in the year ago period and 79 percent in the prior quarter.

Subsequent Event Post the End of the Fourth Quarter of 2011:

On January 4, 2012, Trident Microsystems, Inc. (“Trident”) and one of its subsidiaries, Trident Microsystems (Far East) Ltd., filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Not all of Trident’s subsidiaries have sought bankruptcy protection. At the time of the filing for Chapter 11 protection, Trident simultaneously announced its intention to sell its set-top-box business operations to Entropic Communications, Inc. for $55 million. NXP is a majority equity shareholder of Trident, through a prior sale of its digital television and set-top-box business in 2010, now holding 57% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and 57% for certain protective rights only. This investment is accounted for under the equity accounted investee methodology on NXP financial statements. Additionally, NXP provides contract manufacturing services and supplies goods to Trident group companies, which is reflected as part of our Manufacturing Operations revenue. During the fourth quarter of 2011, the share in net loss of NXP’s equity accounted participation in Trident is not based on the actual reported net loss due to differences in reporting schedules between NXP and Trident. NXP has estimated Trident’s net loss based on our interpretation of Trident’s public guidance and statements made during the fourth quarter of 2011. Based on the equity accounting methodology used to account for NXP’s equity interest in Trident, and irrespective of the Chapter 11 filing, the carrying value of the investment on NXP’s balance sheet is zero as of the fourth quarter of 2011, compared to the approximately $18 million as of the end of the third quarter 2011. At this time, the long-term impact to revenue associated with manufacturing services provided and goods supplied to Trident is not known.

Guidance for the First Quarter 2012: ($ millions, except share count and EPS)

	Guidance Range
	Low	Mid	High
Product Revenue	$861	$890	$918
Q-Q	0%	4%	7%
Mfg. & Other Revenue	$66	$66	$66

Total Revenue	$927	$956	$984
Q-Q	0%	3%	6%
non-GAAP Gross Profit	$408	$425	$443
% of Revenue	44%	44%	45%
non-GAAP Operating Profit	$121	$138	$156
% of Revenue	13%	14%	16%
Interest Expense	$(76)	$(76)	$(76)
Cash Taxes	$(9)	$(9)	$(9)
Non-controlling Interest	$(10)	$(11)	$(12)

non-GAAP Net Income	$26	$42	$59
Ave. Diluted Shares	251	251	251
Non - GAAP EPS	$0.10	$0.17	$0.24

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA”, “Adjusted EBITDA” and “Trailing 12 month adjusted EBITDA”, have not been derived in accordance with GAAP and can vary from other participants in the semiconductor industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income”, “non-GAAP net income” and “non-GAAP EPS” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA”, “Adjusted EBITDA” and “ Trailing 12 month adjusted EBITDA”, are not intended to be a measure of free cash flow for management’s discretionary use, as these metrics do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are primarily reflected in general and administrative expenses.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another). NXP presents other incidental items in its analysis of results of operations because these costs, gains and losses, have affected the comparability of the company’s results over the years.

•	“Net debt” refers to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Conference Call and Webcast Information

NXP will host a conference call on February 9, 2012 at 4:45 p.m. U.S. Eastern Standard Time (10:45 p.m. Central European Time) to discuss its fourth quarter 2011 results and provide an outlook for the first quarter of 2012.

Interested parties may join the conference call by dialing 1-800-901-5247 (within the U.S.) or 1-617-786-4501 (outside the U.S.). The participant passcode is 86035961. To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions except share data)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011

Revenue	1,078	1,060	931	4,402	4,194
Cost of revenue	(583)	(572)	(542)	(2,579)	(2,288)

Gross profit	495	488	389	1,823	1,906

Research and development expenses	(138)	(165)	(151)	(568)	(635)
Selling expenses	(73)	(74)	(73)	(265)	(285)
General and administrative expenses	(178)	(145)	(163)	(701)	(633)

Total operating expenses	(389)	(384)	(387)	(1,534)	(1,553)

Other income (expense)	—	5	5	(16)	4

Operating income (loss)	106	109	7	273	357

Financial income (expense):
Interest income (expense) - net	(80)	(73)	(74)	(318)	(307)
Foreign exchange gain (loss) on debt	(102)	(82)	(65)	(331)	128
Gain (loss) on extinguishment of long term debt	—	(11)	(7)	57	(32)
Other financial expense	(10)	(8)	(19)	(36)	(46)

Income (loss) before taxes	(86)	(65)	(158)	(355)	100

Benefit (provision) for income taxes	5	(20)	(2)	(24)	(21)

Income (loss) after taxes	(81)	(85)	(160)	(379)	79

Results relating to equity-accounted investees 1)	(26)	(25)	(15)	(86)	(77)

Income (loss) from continuing operations	(107)	(110)	(175)	(465)	2
Income (loss) from discontinued operations, net of tax	11	421	2	59	434

Net income (loss)	(96)	311	(173)	(406)	436
Net (income) loss attributable to non-controlling interests	(22)	(10)	(9)	(50)	(46)

Net income (loss) attributable to stockholders	(118)	301	(182)	(456)	390

Earnings per share data:
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	(0.51)	(0.48)	(0.74)	(2.25)	(0.17)
Income (loss) from discontinued operations	0.04	1.69	0.01	0.26	1.74
Net income (loss)	(0.47)	1.21	(0.73)	(1.99)	1.57
Diluted earnings per common share in $
Income (loss) from continuing operations	(0.51)	(0.48)	(0.74)	(2.25)	(0.17)
Income (loss) from discontinued operations	0.04	1.69	0.01	0.26	1.74
Net income (loss)	(0.47)	1.21	(0.73)	(1.99)	1.57

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	250,246	248,318	247,586	229,280	248,812
- Diluted	250,246	248,318	247,586	229,280	248,812

1)	The share in net income of our equity-accounted participation in Trident is not based on Trident’s actual reported net income in the currently reported quarter, but, as from the third quarter of 2011, is based on NXP management’s estimate.

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions unless otherwise stated)	Dec 31, 2010	Oct. 4, 2011	Dec. 31, 2011

Current assets:
Cash and cash equivalents	898	865	743
Receivables:
Accounts receivable – net	396	413	441
Other receivables	42	33	38

Total receivables	438	446	479
Assets held for sale	48	45	39
Current assets of discontinued operations	110	—	—
Inventories	513	610	618
Other current assets	129	111	87

Total current assets	2,136	2,077	1,966

Non-current assets:
Investments in equity-accounted investees	132	71	37
Other non-current financial assets	19	18	17
Non-current assets of discontinued operations	266	—	—
Other non-current assets	135	151	127
Property, plant and equipment	1,164	1,107	1,063
Intangible assets excluding goodwill	1,486	1,274	1,171
Goodwill	2,299	2,316	2,231

Total non-current assets	5,501	4,937	4,646

Total assets	7,637	7,014	6,612

Current liabilities:
Accounts payable	593	532	455
Liabilities held for sale	21	21	21
Current liabilities of discontinued operations	60	—	—
Accrued liabilities	461	422	332
Short-term provisions	95	120	130
Other current liabilities	95	86	59
Short-term debt	423	49	52

Total current liabilities	1,748	1,230	1,049

Non-current liabilities:
Long-term debt	4,128	3,772	3,747
Long-term provisions	415	348	347
Non-current liabilities of discontinued operations	20	—	—
Other non-current liabilities	107	104	112

Total non-current liabilities	4,670	4,224	4,206

Non-controlling interests	233	203	212
Stockholder’s equity	986	1,357	1,145

Total equity	1,219	1,560	1,357

Total liabilities and equity	7,637	7,014	6,612

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions unless otherwise stated)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011
Cash Flows from operating activities
Net income (loss)	(96)	311	(173)	(406)	436
(Income) loss from discontinued operations, net of tax	(11)	(421)	(2)	(59)	(434)
Adjustments to reconcile net income (loss):
Depreciation and amortization	184	152	151	684	591
Net (gain) loss on sale of assets	2	(1)	(2)	21	10
(Gain) loss on extinguishment of debt	—	11	7	(57)	32
Results relating to equity accounted investees	26	25	15	86	77
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	33	(15)	(45)	(46)	(60)
(Increase) decrease in inventories	(38)	(50)	(14)	8	(104)
Increase (decrease) in trade payables	19	(15)	(70)	60	(134)
(Increase) decrease in other receivables	20	9	28	79	25
Increase (decrease) in other payables	(26)	32	(41)	(177)	(132)
Increase (decrease) in provisions	(24)	7	30	(128)	(66)
Changes in deferred taxes	(46)	(3)	4	(73)	13
Exchange differences	113	82	65	353	(128)
Other items	(5)	7	13	16	49

Net cash provided by (used for) operating activities	151	131	(34)	361	175

Cash flows from investing activities:
Purchase of intangible assets	(3)	(1)	(5)	(7)	(10)
Net capital expenditures on property, plant and equipment	(76)	(44)	(40)	(227)	(206)
Proceeds from disposals of assets held for sale	8	—	11	8	11
Purchase of other non-current financial assets	(1)	—	—	(2)	(1)
Proceeds from the sale of other non-current financial assets	—	1	1	27	4
Purchase of interest in businesses	—	—	—	(8)	—
Cash from the sale of interests in businesses	(13)	—	—	(60)	—

Net cash (used for) provided by investing activities	(85)	(44)	(33)	(269)	(202)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	9	6	(1)	8	17
Amounts drawn under the revolving credit facility	—	—	—	—	200
Repayments under the revolving credit facility	(100)	(600)	—	(200)	(600)
Repurchase of long-term debt	—	(230)	(1,089)	(1,383)	(1,997)
Principal payments on long-term debt	(1)	(2)	(5)	(2)	(10)
Net proceeds from the issuance of long-term debt	—	—	1,082	974	1,578
Dividends paid to non-controlling interests1)	(1)	—	—	(2)	(67)
Net proceeds from the issuance of common stock	(2)	—	—	448	—
Cash proceeds from exercise of stock options	—	—	1	—	10
Purchase of treasury shares	—	(57)	—	—	(57)

Net cash provided by (used for) financing activities	(95)	(883)	(12)	(157)	(926)

Net cash provided by (used for) continuing operations	(29)	(796)	(79)	(65)	(953)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	(5)	—	—	10	20
Net cash provided by (used for) investing activities	(2)	842	(31)	(17)	791
Net cash provided by (used for) financing activities	2	—	—	2	(2)

Net cash provided by (used for) discontinued operations	(5)	842	(31)	(5)	809

Net cash from continuing and discontinued operations	(34)	46	(110)	(70)	(144)
Effect of changes in exchange rates on cash positions	(20)	(48)	(12)	(63)	(21)

Increase (decrease) in cash and cash equivalents	(54)	(2)	(122)	(133)	(165)
Cash and cash equivalents at beginning of period	962	867	865	1,041	908

Cash and cash equivalents at end of period	908	865	743	908	743
Less: cash discontinued operations	10	—	—	10	—

Cash and cash equivalents at end of period - continuing operations	898	865	743	898	743

1)	Dividends paid to non-controlling interests have been reclassified from operating activities to financing activities to align with the guidance provided by ASC Topic 810 that classifies non-controlling interests within equity.

NXP Semiconductors

Segment Results

Segment Revenue

Table 4

($ in millions)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011

High Performance Mixed Signal	717	726	659	2,846	2,906
Standard Products	221	244	198	848	925

Product Revenue	938	970	857	3,694	3,831

Manufacturing Operations	114	79	62	525	316
Corporate and Other	26	11	12	136	47
Divested Home Activities	—	—	—	47	—

Total NXP revenue	1,078	1,060	931	4,402	4,194

High Performance Mixed Signal Segment Results

Table 5

($ in millions, unless otherwise stated)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011

Revenue	717	726	659	2,846	2,906
% of Product Revenue	76.4%	74.8%	76.9%	77.0%	75.9%

GAAP gross profit	413	397	321	1,525	1,573
% of revenue	57.6%	54.7%	48.7%	53.6%	54.1%
Non-GAAP gross profit	413	410	345	1,535	1,611
% of revenue	57.6%	56.5%	52.4%	53.9%	55.4%

Operating income (loss)	119	86	20	387	339
% of revenue	16.6%	11.8%	3.0%	13.6%	11.7%
Non-GAAP operating income	168	149	111	597	601
% of revenue	23.4%	20.5%	16.8%	21.0%	20.7%

Standard Products Segment Results

Table 6

($ in millions, unless otherwise stated)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011

Revenue	221	244	198	848	925
% of Product Revenue	23.6%	25.2%	23.1%	23.0%	24.1%

GAAP gross profit	84	90	67	280	336
% of revenue	38.0%	36.9%	33.8%	33.0%	36.3%
Non-GAAP gross profit	85	90	72	282	342
% of revenue	38.5%	36.9%	36.4%	33.3%	37.0%

Operating income (loss)	39	42	17	91	141
% of revenue	17.6%	17.2%	8.6%	10.7%	15.2%
Non-GAAP operating income (loss)	52	55	37	147	204
% of revenue	23.5%	22.5%	18.7%	17.3%	22.1%

NXP Semiconductors

Segments Reconciliation

Q4 2011

Table 7

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	321	(4)	(20)	—	345
Standard Products	67	(1)	(4)	—	72
Manufacturing Operations	(7)	(1)	1	(5)	(2)
Corporate and Other	8	—	—	—	8

Total NXP	389	(6)	(23)	(5)	423

Operating income (loss)
HPMS	20	(53)	(38)	—	111
Standard Products	17	(14)	(5)	(1)	37
Manufacturing Operations	(10)	(6)	2	(4)	(2)
Corporate and Other	(20)	—	(18)	(4)	2

Total NXP	7	(73)	(59)	(9)	148

Q3 2011

Table 8

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	397	(13)	—	—	410
Standard Products	90	—	—	—	90
Manufacturing Operations	(12)	(2)	(4)	(5)	(1)
Corporate and Other	13	—	—	—	13

Total NXP	488	(15)	(4)	(5)	512

Operating income (loss)
HPMS	86	(63)	(1)	1	149
Standard Products	42	(14)	—	1	55
Manufacturing Operations	(16)	(6)	(5)	(5)	—
Corporate and Other	(3)	—	(1)	(8)	6

Total NXP	109	(83)	(7)	(11)	210

Q4 2010

Table 9

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	413	(1)	2	(1)	413
Standard Products	84	—	(1)	—	85
Manufacturing Operations	(11)	(2)	(9)	(2)	2
Corporate and Other	9	—	1	—	8

Total NXP	495	(3)	(7)	(3)	508

Operating income (loss)
HPMS	119	(53)	4	—	168
Standard Products	39	(12)	(1)	—	52
Manufacturing Operations	(20)	(5)	(10)	(3)	(2)
Corporate and Other	(32)	1	(8)	(15)	(10)

Total NXP	106	(69)	(15)	(18)	208

Full year 2011

Table 10

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	1,573	(18)	(20)	—	1,611
Standard Products	336	(1)	(5)	—	342
Manufacturing Operations	(48)	(8)	(12)	(18)	(10)
Corporate and Other	45	—	—	—	45

Total NXP	1,906	(27)	(37)	(18)	1,988

Operating income (loss)
HPMS	339	(218)	(43)	(1)	601
Standard Products	141	(57)	(6)	—	204
Manufacturing Operations	(60)	(26)	(12)	(17)	(5)
Corporate and Other	(63)	—	(29)	(44)	10

Total NXP	357	(301)	(90)	(62)	810

Full year 2010

Table 11

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non-GAAP

Gross profit
HPMS	1,525	(13)	5	(2)	1,535
Standard Products	280	—	(1)	(1)	282
Manufacturing Operations	(24)	(8)	(20)	(16)	20
Corporate and Other	26	—	4	—	22
Divested Home Activities	16	—	—	—	16

Total NXP	1,823	(21)	(12)	(19)	1,875

Operating income (loss)
HPMS	387	(222)	15	(3)	597
Standard Products	91	(54)	(1)	(1)	147
Manufacturing Operations	(57)	(25)	(20)	(15)	3
Corporate and Other	(117)	(1)	(10)	(45)	(61)
Divested Home Activities	(31)	—	(4)	(26)	(1)

Total NXP	273	(302)	(20)	(90)	685

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q4 2011

Table 12

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	931	—	—	—	—		931

Gross profit	389	(6)	(23)	(5)	—		423
% of revenue	41.8%						45.4%

Research and development	(151)	—	(18)	—	—		(133)
Selling	(73)	—	(1)	(2)	—		(70)
General and administrative	(163)	(67)	(17)	(5)	—		(74)

Total operating expense	(387)	(67)	(36)	(7)	—		(277)

Other income (expense)	5	—	—	3	—		2

Operating income (loss)	7	(73)	(59)	(9)	—		148
% of revenue	0.8%						15.9%

Interest income (expense) net	(74)						(74)

Benefit (provision) for income taxes	(2)						(6	)1)

Income (loss) from continuing operations	(175)	(73)	(59)	(9)	(102	)2)	68

Income (loss) from discontinued operations, net of tax	2				2		—

Net (income) loss attributable to non- controlling interests	(9)						(9)

Net income (loss) attributable to stockholders	(182)	(73)	(59)	(9)	(100)		59	3)

Weighted average diluted shares outstanding (in thousands):	247,586						249,915

Diluted earnings (loss) per common share attributable to stockholders	(0.73)						0.24

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(65) million; Loss on extinguishment of long-term debt: $(7) million; Other financial expense: $(19) million; Results relating to equity-accounted investees: $(15) million; and difference between book and cash income taxes: $4 million.

3)	Includes stock-based compensation expense of $9 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q3 2011

Table 13

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	1,060	—	—	—	—		1,060

Gross profit	488	(15)	(4)	(5)	—		512
% of revenue	46.0%						48.3%

Research and development	(165)	—	(1)	—	—		(164)
Selling	(74)	—	—	—	—		(74)
General and administrative	(145)	(68)	(2)	(8)	—		(67)

Total operating expense	(384)	(68)	(3)	(8)	—		(305)

Other income (expense)	5	—	—	2	—		3

Operating income (loss)	109	(83)	(7)	(11)	—		210
% of revenue	10.3%						19.8%

Interest income (expense) net	(73)						(73)

Benefit (provision) for income taxes	(20)						(1	)1)

Income (loss) from continuing operations	(110)	(83)	(7)	(11)	(145	)2)	136

Income (loss) from discontinued operations, net of tax	421				421		—

Net (income) loss attributable to non- controlling interests	(10)						(10)

Net income (loss) attributable to stockholders	301						126	3)

Weighted average diluted shares outstanding (in thousands):	248,318						251,470

Diluted earnings (loss) per common share attributable to stockholders	1.21						0.50

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(82) million; Loss on extinguishment of long-term debt: $(11) million; Other financial expense: $(8) million; Results relating to equity-accounted investees: $(25) million; and difference between book and cash income taxes: $(19) million.

3)	Includes stock-based compensation expense of $4 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q4 2010

Table 14

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	1,078	—	—	—	—		1,078

Gross profit	495	(3)	(7)	(3)	—		508
% of revenue	45.9%						47.1%

Research and development	(138)	—	(1)	1	—		(138)
Selling	(73)	—	—	—	—		(73)
General and administrative	(178)	(66)	(12)	(9)	—		(91)

Total operating expense	(389)	(66)	(13)	(8)	—		(302)

Other income (expense)	—	—	5	(7)	—		2

Operating income (loss)	106	(69)	(15)	(18)	—		208
% of revenue	9.8%						19.3%

Interest income (expense) net	(80)						(80)

Benefit (provision) for income taxes	5						(11	)1)

Income (loss) from continuing operations	(107)	(69)	(15)	(18)	(122	)2)	117

Income (loss) from discontinued operations, net of tax	11				11		—

Net (income) loss attributable to non- controlling interests	(22)						(22)

Net income (loss) attributable to stockholders	(118)	(69)	(15)	(18)	(111)		95	3)

Weighted average diluted shares outstanding (in thousands):	250,246						253,761

Diluted earnings (loss) per common share attributable to stockholders	(0.47)						0.37

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(102) million; Other financial expense: $(10) million; Results relating to equity-accounted investees: $(26) million; and difference between book and cash income taxes: $16 million.

3)	Stock based compensation benefit of $9 million, which resulted from an adjustment of estimated forfeitures to actual forfeitures, is not included in the non-GAAP results.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Full year 2011

Table 15

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	4,194	—	—	—	—		4,194

Gross profit	1,906	(27)	(37)	(18)	—		1,988
% of revenue	45.4%						47.4%

Research and development	(635)	—	(22)	(2)	—		(611)
Selling	(285)	—	(1)	(2)	—		(282)
General and administrative	(633)	(274)	(30)	(27)	—		(302)

Total operating expense	(1,553)	(274)	(53)	(31)	—		(1,195)

Other income (expense)	4	—	—	(13)	—		17

Operating income (loss)	357	(301)	(90)	(62)	—		810
% of revenue	8.5%						19.3%

Interest income (expense) net	(307)						(307)

Benefit (provision) for income taxes	(21)						(25	)1)

Income (loss) from continuing operations	2	(301)	(90)	(62)	(23	)2)	478

Income (loss) from discontinued operations, net of tax	434				434		—

Net (income) loss attributable to non-controlling interests	(46)						(46)

Net income (loss) attributable to stockholders	390	(301)	(90)	(62)	411		432	3)

Weighted average diluted shares outstanding (in thousands):	248,812						252,898

Diluted earnings (loss) per common share attributable to stockholders	1.57						1.71

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange gain on debt: $128 million; Loss on extinguishment of long-term debt: $(32) million; Other financial expense: $(46) million; Results relating to equity-accounted investees: $(77) million; and difference between book and cash income taxes: $4 million.

3)	Includes stock-based compensation expense of $23 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Full year 2010

Table 16

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non-GAAP

Revenue	4,402	—	—	—	—		4,402

Gross profit	1,823	(21)	(12)	(19)	—		1,875
% of revenue	41.4%						42.6%

Research and development	(568)	—	7	(1)	—		(574)
Selling	(265)	—	2	—	—		(267)
General and administrative	(701)	(281)	(22)	(46)	—		(352)

Total operating expense	(1,534)	(281)	(13)	(47)	—		(1,193)

Other income (expense)	(16)	—	5	(24)	—		3

Operating income (loss)	273	(302)	(20)	(90)	—		685
% of revenue	6.2%						15.6%

Interest income (expense) net	(318)						(318)

Benefit (provision) for income taxes	(24)						(19	)1)

Income (loss) from continuing operations	(465)	(302)	(20)	(90)	(401	)2)	348

Income (loss) from discontinued operations, net of tax	59				59		—

Net (income) loss attributable to non-controlling interests	(50)						(50)

Net income (loss) attributable to stockholders	(456)	(302)	(20)	(90)	(342)		298	3)

Weighted average diluted shares outstanding (in thousands):	229,280						232,795

Diluted earnings (loss) per common share attributable to stockholders	(1.99)						1.28

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(331) million; Gain on extinguishment of long-term debt: $57 million; Other financial expense: $(36) million; Results relating to equity-accounted investees: $(86) million; and difference between book and cash income taxes: $(5) million.

3)

Includes stock-based compensation expense of $21 million; stock based compensation benefit of $9 million, which resulted from an adjustment of estimated forfeitures to actual forfeitures, is not included in the non-GAAP results.

NXP Semiconductors

Adjusted EBITDA

Table 17

($ in millions)	Q4 2010	Q3 2011	Q4 2011	Full year 2010	Full year 2011

Net Income	(96)	311	(173)	(406)	436
Income (loss) from discontinued operations	11	421	2	59	434

Income (loss) from continuing operations	(107)	(110)	(175)	(465)	2

Reconciling items to EBITDA:
Financial (income) expense	192	174	165	628	257
(Benefit) provision for income taxes	(5)	20	2	24	21
Depreciation	115	68	78	389	290
Amortization	69	84	73	295	301

EBITDA	264	236	143	871	871

Results of equity-accounted investees	26	25	15	86	77
Restructuring1)	(5)	7	55	(20)	85
Other incidental items1)	15	11	8	84	61

Adjusted EBITDA	300	279	221	1,021	1,094
Trailing twelve month adjusted EBITDA	1,021	1,173	1,094	1,021	1,094

1)	Excluding depreciation property, plant and equipment related to:

Restructuring	20	—	4	40	5
Other incidental items	3	—	1	6	1

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

Liele.de.jong-tops@nxp.com

+31(0)40 272 5202